FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

6001 54 Ave.

Taber, Alberta, Canada

T1G 1X4

(403) 223-2995

February 28, 2023

Jane Park

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Flexible Solutions International, Inc.
Registration Statement on Form S-3
File No. 333-269143

Flexible Solutions International, Inc. (the “Company”) requests that the effective date of the above captioned Registration Statement be accelerated to March 3, 2023 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Dan O’Brien

Dan O’Brien
Chief Executive Officer